Exhibit 99.1

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Lifting of FDA Clinical Hold on ND0612, a
Subcutaneously Delivered Levodopa/Carbidopa for the Treatment of Parkinson’s Disease

ND0612H and ND0612L U.S. Clinical Development Cleared to Proceed

REHOVOT, Israel – May 8, 2015 - NeuroDerm Ltd. (NASDAQ: NDRM), a clinical-stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced that the U.S. Food and Drug Administration (FDA) has lifted the clinical hold on U.S. clinical studies of ND0612H and ND0612L, the company’s primary product candidates, that are based on proprietary, subcutaneously-delivered Levodopa/Carbidopa (LD/CD) liquid formulation, for the treatment of Parkinson’s disease. The hold was lifted after the FDA reviewed additional information related to the product candidates’ delivery devices. U.S. clinical development of these product candidates is therefore cleared to proceed in the second half of 2015.

“Having lifted the clinical hold in the first half of 2015 means that our U.S. clinical development program of ND0612H and ND0612L is proceeding on track,” said Oded Lieberman, PhD, CEO of NeuroDerm. “Parkinson’s patients have been hoping for a less invasive, non-surgical alternative that can deliver levodopa continuously. We remain committed to the execution of our plan to bring these product candidates to the market as soon as possible, and to make a significant impact on the lives of Parkinson’s patients.”

In June 2014, the FDA placed a hold on the U.S. clinical development of ND0612H and ND0612L, requesting additional information on the accuracy, safety, and compatibility of the devices used to deliver the drug. The company completed the required compatibility study and submitted the requested additional information to the FDA. Following the FDA’s decision to lift the clinical hold, the company’s U.S. clinical development program is now cleared to proceed, with several studies anticipated to commence in the second half of 2015.

About Parkinson’s Disease

Parkinson’s disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient’s motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient’s quality of life. As the disease progresses, these symptoms become more severe, resulting in debilitating periods of decreased motor and non-motor functions, also referred to as “off” time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the “off” time, some patients experience involuntary movements, or dyskinesia. The “off” time and dyskinesia affect the majority of Parkinson’s disease patients and interfere with day-to-day functions, causing patients to become severely disabled. Continuous administration of levodopa has been shown to effectively treat motor fluctuations in Parkinson’s disease patients, however, a convenient route of continuous administration has not been introduced to date.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

About Levodopa

Oral administration of LD/CD is regarded as the “gold standard” treatment for patients suffering from Parkinson’s disease. Levodopa crosses into the brain and converts into dopamine to complement the reduced brain-dopamine levels. Virtually all patients diagnosed with Parkinson’s disease will require levodopa at some point over the course of their treatment for the disease, and 70% to 80% of patients receive the drug at any given point in time. However, levodopa is limited by its short half-life. Approximately three to four hours after a single dose, almost none of the drug remains in the plasma and patients are required to take multiple LD/CD doses daily. This results in sharp fluctuations in levodopa levels which are associated with erratic “off” and “on” periods experienced by many patients. In addition, levodopa suffers from low absorption when administered orally, with only about 30% of the levodopa entering the blood stream. Continuous levodopa administration can overcome this limitation, but steady levodopa delivery can currently only be achieved after undergoing an invasive surgical procedure whereby a tube is permanently implanted into the duodenum, the upper part of the small intestine.

ND0612H, ND0612L

ND0612H and ND0612L are designed to significantly reduce motor complications in Parkinson’s disease patients through continuous, subcutaneous delivery of LD/CD. Recently completed phase II trials demonstrated that ND0612L maintained steady, therapeutic levodopa plasma concentrations that were associated with major improvements in several clinical parameters including “off time” reductions when added to optimized oral standard of care. ND0612H, intended for severe Parkinson’s disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and DuoDopa/Duopa®.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. In Parkinson’s disease, the company has four product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of LD/CD product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD line of product candidates includes: ND0612L and ND0612H, delivered subcutaneously, for moderate and for advanced Parkinson’s disease patients, respectively, and ND0680 for a subset of severe Parkinson’s disease patients whose symptoms have advanced to a highly advanced stage, requiring even higher doses of LD/CD. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762

U.S. Media Contact:

Hollister Hovey

Lazar Partners Ltd.

hhovey@lazarpartners.com

+212-867-1762